                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.1)1

                             IMPERIAL SUGAR COMPANY
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   453096 20 8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 12, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 2 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     William S. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    316,927 shares (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                145,924 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                316,927 shares (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                145,924 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     462,851 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)    Includes  17,511  shares of Common  stock  issuable  upon the exercise of warrants to purchase Common Stock held by Mr. Fagan.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 3 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Fagan Capital, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                145,924 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                145,924 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     145,924 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 4 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Laura A. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    342,916 shares (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                342,916 shares (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     342,916 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)    Includes  29,411  shares of Common  stock  issuable  upon the exercise of warrants to purchase Common Stock held by Laura A. Fagan.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 5 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Andreas Lawson
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    6,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,000 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 6 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     James Dvorak
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    20,650 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                20,650 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     20,650 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 7 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Luke Dvorak (UGMA)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    400 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                400 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     400 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 8 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Lucrum Partners, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    9,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                9,000 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 9 of 15 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Carol Armstrong
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,000 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 10 of 15 Pages
-----------------------                                 ------------------------

            The following  constitutes  Amendment  No. 1 ("Amendment  No. 1") to
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

Item 5.     Interests in Securities in the Issuer.
            -------------------------------------

Items 5(a) (b) and (c) are hereby amended in their entirety to read as follows:

            (a) As of the date of this Schedule 13D, William S. Fagan,  Laura A.
Fagan and Fagan  Capital  may be deemed to be the  beneficial  owner of 462,851,
342,916 and 145,924  shares of Common Stock,  respectively,  constituting  4.6%,
3.4%  and  1.5%,  respectively,   of  the  10,008,000  shares  of  Common  Stock
outstanding  as of May 13,  2003,  as reported in the  Company's  report for the quarter ended March 31, 2003 on Form 10-Q (the "Outstanding Shares").

            As of the date of this Schedule 13D,  Andreas Lawson,  James Dvorak,
Luke Drovak,  Lucrum  Partners and Carol  Armstrong may each be deemed to be the beneficial owner of 6,000, 20,650, 400, 9,000, and 3,000 shares of Common Stock, respectively, each constituting less than one percent of the Outstanding Shares.

            Each of the Reporting Persons disclaims  beneficial ownership of the shares held by the other Reporting Persons.

            (b)  William  S.  Fagan has the sole  power to vote and  dispose  of
316,927 shares of Common Stock,  or 3.2% of the  Outstanding  Shares.  Mr. Fagan
also shares the power to vote and dispose over 145,924  shares of Common  Stock,
1.5% of the Outstanding Shares (excluding the shares held by Laura A. Fagan, the spouse of Mr. Fagan).

            Laura A.  Fagan  has the sole  power  to vote  and to  dispose  over
342,916 shares of Common Stock, 3.4% of the Outstanding Shares. Does not include securities held by William S. Fagan, the husband of Ms. Fagan.

            Fagan  Capital  shares the power to vote and  dispose  over  145,924 shares of Common Stock, 1.5% of the Outstanding  Shares.  Andreas Lawson,  James
Dvorak, Luke Dvorak, Lucrum Partners and Carol Armstrong each has the sole power to vote and to dispose  over 6,000,  20,650,  400,  9,000,  and 3,000  shares of
Common  Stock,  respectively,  each less  than one  percent  of the  Outstanding
Shares. By virtue of being the father of Luke Dvorak, a minor, and the president of the general  partner of Lucrum  Partners,  James Dvorak may be deemed to have the sole power to vote and to dispose of an  additional  9,400  shares of Common
Stock, less than one percent of the Outstanding Shares.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market sales.

            Item 6 is hereby amended in its entirety to read as follows:

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Fagan Capital entered into a management  agreement with an unrelated third-party,  the  record  holder of  145,924  shares of Common  Stock  reported herein.  The management  agreement  provides that Fagan Capital has the right to make  investment  decisions  with  respect to such  shares,  including,  but not limited to, their disposition.  In addition, Fagan Capital also has the right to participate  in any profits earned by another  unrelated  third-party on 174,100 shares of Common Stock  beneficially  owned by such third-party.  Fagan Capital, however, has no right to vote or to dispose of such shares of Common Stock.

            Item 7 is hereby amended to include the following:

Item 7. Material to Be Filed as Exhibits.

            Exhibit No. 2 - Power of Attorney  dated  November 14, 2002 executed by Fagan Capital,  Laura S. Fagan,  Andreas Lawson,  James Dvorak,  Luke Dvorak,
Lucrum   Partners   and  Carol   Armstrong   appointing   William  S.  Fagan  as
attorney-in-fact.

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 11 of 15 Pages
-----------------------                                 ------------------------

                      [SIGNATURE PAGE TO THE SCHEDULE 13D]

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2003

                                             Fagan Capital, Inc.

                                             By: /s/ Name: William S. Fagan
                                                 -------------------------------
                                                 Name:  William S. Fagan
                                                 Title: President

                                             /s/ William S. Fagan
                                             -----------------------------------
                                             William S. Fagan

                                             /s/ Laura A. Fagan
                                             -----------------------------------
                                             Laura A. Fagan*

                                             /s/ Andreas Lawson
                                             -----------------------------------
                                             Andreas Lawson*

                                             /s/ James Dvorak
                                             -----------------------------------
                                             James Dvorak*

                                             /s/ Luke Dvorak
                                             -----------------------------------
                                             Luke Dvorak*

                                             Lucrum Partners, LP

                                             By:  Lucrum Capital Management LLC,
                                                  its General Partner

                                             By:  /s/ James Drovak
                                                  ------------------------------
                                                  Name:  James Drovak*
                                                  Title: President

                                             /s/ Carol Armstrong
                                             -----------------------------------
                                             Carol Armstrong*

*Power of Attorney: 11/14/02

/s/ William S. Fagan
-----------------------
 By: William S. Fagan

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 12 of 15 Pages
-----------------------                                 ------------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

 Shares of Common
      Stock                                                            Date of
 Purchased/(Sold)         Reporting Person    Price Per Share ($)   Purchase/Sale
 ----------------         ----------------    -------------------   -------------

      (63,984)            William S. Fagan          9.95            May 8, 2003

      (10,416)            Fagan Capital, Inc.       9.95            May 8, 2003

      (40,000)            William S. Fagan          8.95            May 12, 2003

      (15,000)            Fagan Capital, Inc.       8.95            May 12, 2003

      (95,000)            Laura A. Fagan            8.95            May 12, 2003

      (15,000)            William S. Fagan          9.30            May 13, 2003

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 13 of 15 Pages
-----------------------                                 ------------------------

                                  Exhibit Index

Exhibit
   No.                           Description                        Page

   1            Joint Filing Agreement                               *

   2            Power of Attorney                                   14

* Previously filed

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 14 of 15 Pages
-----------------------                                 ------------------------

                                    Exhibit 2

                                POWER OF ATTORNEY

            KNOW  ALL  MEN  BY  THESE  PRESENTS,  that  the  undersigned  hereby constitute  and appoint  William S.  Fagan,  signing  singly,  as their true and lawful attorney-in-fact to:

            (1)  execute for and on behalf of each of the undersigned Forms 3, 4 and 5 in regards to their  respective  beneficial  ownership of shares  in  Imperial  Sugar  Company  (the  "Company")  and  in
                 accordance with Section 16(a) of the Securities Exchange Act of
                 1934 and the rules thereunder;

            (2)  do and  perform  any and all acts for and on  behalf of each of the undersigned which may be necessary or desirable to complete and  execute  any such Form 3, 4 or 5 and timely file such form with the United States  Securities and Exchange  Commission and
                 any stock exchange or similar authority;

            (3)  execute for and on behalf of each of the  undersigned  Schedule
                 13D,  and any  amendments  thereto  (the  "Schedule  13D"),  in regards to their respective  beneficial  ownership of shares in the  Company  and  in  accordance  with  Section  13(d)  of the
                 Securities Exchange Act of 1934 and the rules thereunder;

            (4)  do and  perform  any and all acts for and on  behalf of each of the undersigned which may be necessary or desirable to complete and  execute  any such  Schedule  13D and timely file such form with the United States  Securities and Exchange  Commission and
                 any stock exchange or similar authority; and

            (5)  take any other action of any type whatsoever in connection with the foregoing  which, in the opinion of such  attorney-in-fact, may be of  benefit  to, in the best  interest  of,  or  legally required by, each of the undersigned,  it being understood that the documents  executed by such  attorney-in-fact  on behalf of each of the  undersigned  pursuant  to this  Power of  Attorney shall  be in  such  form  and  shall  contain  such  terms  and
                 conditions  as  such   attorney-in-fact  may  approve  in  such
                 attorney-in-fact's discretion.

            Each of the undersigned hereby grants to such  attorney-in-fact full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and powers herein  granted,  as fully to all intents and purposes as each of the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights and powers herein granted. Each of the undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of each of the undersigned, is not assuming, nor is the Company assuming, any of each of the  undersigned's  responsibilities  to comply  with  Sections 13 and 16 of the
Securities Exchange Act of 1934.

            This Power of Attorney  shall remain in full force and effect,  with to respect to each undersigned,  until such undersigned is no longer required to file  Forms 3, 4 and 5 and  Schedule  13D  with  respect  to such  undersigned's holdings of and transactions in securities issued by the Company, or unless such undersigned revokes his authority in a signed writing delivered to the foregoing attorney-in-fact.

-----------------------                                 ------------------------
CUSIP No. 453096 20 8                 13D                    Page 15 of 15 Pages
-----------------------                                 ------------------------

                      [Signature Page of Power of Attorney]

            IN  WITNESS  WHEREOF,  the  undersigned  have  caused  this Power of
Attorney to be executed as of this 14th day of November, 2002.

                                             Fagan Capital, Inc.

                                             By: /s/ Name: William S. Fagan
                                                 -------------------------------
                                                 Name:  William S. Fagan
                                                 Title: President

                                             /s/ William S. Fagan
                                             -----------------------------------
                                             William S. Fagan

                                             /s/ Laura A. Fagan
                                             -----------------------------------
                                             Laura A. Fagan

                                             /s/ Andreas Lawson
                                             -----------------------------------
                                             Andreas Lawson

                                             /s/ James Dvorak
                                             -----------------------------------
                                             James Dvorak

                                             /s/ Luke Dvorak
                                             -----------------------------------
                                             Luke Dvorak

                                             Lucrum Partners, LP

                                             By:  Lucrum Capital Management LLC,
                                                  its General Partner

                                             By:  /s/ James Drovak
                                                  ------------------------------
                                                  Name:  James Drovak
                                                  Title: President